EXHIBIT 3.1

EXCERPT FROM THE JOINT RESOLUTION

OF

THE NOMINATING & CORPORATE GOVERNANCE COMMITTEE

AND

THE BOARD OF DIRECTORS

OF

THE GEO GROUP, INC.

Adopted on October 9, 2019 and constituting an Amendment to Article V, Section 1 of the Second Amended and Restated Bylaws

WHEREAS, the By Laws of GEO authorize the Board to designate the number of directors on the Board from time to time at a number not less than three or more than 19, and to fill such vacancies as they occur; and

WHEREAS, the Board has decided it is in the best interest of the Company to increase the number of directors from seven to eight; and

NOW, THEREFORE, BE IT RESOLVED, that, the number of members of the Board is increased from seven to eight;